Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

INSIDE INFORMATION

COMPLETION OF SHARE TRANSFER

CHANGE OF DIRECTORS AND COMPANY SECRETARY

This announcement is issued by Autohome Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company (the “Share Transfer Announcement”) dated February 20, 2025 in relation to the Share Transfer from Yun Chen to CARTECH HOLDING COMPANY (“CARTECH”), a subsidiary of Haier Group Corporation (“Haier Group”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Share Transfer Announcement.

Completion of Share Transfer

The Company has been informed by Yun Chen and CARTECH that all conditions precedent set out in the Share Sale and Purchase Agreement have been satisfied, and the completion of the Share Transfer took place on August 27, 2025.

Immediately upon the completion of the Share Transfer, Yun Chen held 23,916,500 ordinary shares of the Company (the “Shares”), representing approximately 5.1%1 of the issued and outstanding Shares, and ceased to be the controlling shareholder of the Company, and CARTECH held 200,884,012 Shares of the Company, representing approximately 43.0%1 of the issued and outstanding Shares, and became the controlling shareholder of the Company.

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Based on 467,282,952 issued and outstanding Shares (excluding 42,104,648 treasury Shares and Shares that had been issued and reserved for the purpose of the share incentive plans of the Company) as of June 30, 2025.

Change of Directors

The Company hereby announces that, effective upon the completion of the Share Transfer, (i) Mr. Song Yang has resigned from his positions as a director of the Company (“Director”) and the chief executive officer of the Company (the “Chief Executive Officer”), and has assumed the role of Senior Vice President of the Company; (ii) Ms. Keke Ding has resigned from her positions as a Director and a member of both the Nominating and Corporate Governance Committee and the Compensation Committee of the board of Directors (the “Board”); and (iii) Dr. Fan Lu has resigned from his position as a Director. The Company would like to take the opportunity to express its sincere gratitude to Mr. Yang, Ms. Ding and Dr. Lu for their valuable contribution to the Company during their tenure.

Furthermore, the Company is pleased to announce that, effective upon the completion of the Share Transfer, (i) Mr. Chi Liu has been appointed as the chairman of the Board, a Director, the Chief Executive Officer and the chairman of both the Nominating and Corporate Governance Committee and the Compensation Committee of the Board; (ii) Mr. Haishan Liang has been appointed as a Director and a member of the Nominating and Corporate Governance Committee of the Board; (iii) Ms. Cuimei Zhang has been appointed as a Director; (iv) Mr. Shenglei Zhou has been appointed as a Director and a member of the Nominating and Corporate Governance Committee of the Board; and (v) Mr. Xing Fang has been appointed as a Director and a member of the Compensation Committee of the Board. The Board determined that Mr. Chi Liu, Mr. Haishan Liang, Ms. Cuimei Zhang, Mr. Shenglei Zhou and Mr. Xing Fang have valuable and relevant qualifications and experience, and it is in the best interests of the Company to make the abovementioned appointments.

Mr. Chi Liu has over 20 years of corporate management experience and currently serves as a member of the Board of Directors of Haier Group, as well as Head of the CARTech Automotive Business Division. Since joining Haier Group in 1998, Mr. Liu has held numerous key positions including Product Manager for refrigerators, Regional Manager for the Guizhou Center, General Manager of the Guizhou, Zhengzhou, and Beijing centers, Head of the Central South Regional Division, General Manager of the Engineering Department, and General Manager of both the Business Process Promotion Department and the Energy-Saving Project Division. Mr. Liu graduated from Wuhan Transportation University (now part of Wuhan University of Technology) with a Bachelor’s degree in Equipment Engineering and Management.

Mr. Haishan Liang has over 30 years of leadership and management experience. He currently serves as Vice Chairman and President of the Board of Directors of Haier Group. Since joining Haier Group in 1988, Mr. Liang has held a number of important positions, including Director of the Enterprise Management Office and Head of Quality at Qingdao Refrigerator Factory, General Manager of Haier Air Conditioner Co., Ltd., and Director of Logistics at Haier Group. Beginning in 2000, he served as Vice President, Senior Vice President, President of the White Goods Group, Executive Vice President, Vice Chairman of the Board of Directors, Rotating President and Executive President of Haier Group. On November 5, 2021, Mr. Liang was appointed as Vice Chairman and President of the Board of Directors of Haier Group. Mr. Liang holds both a Bachelor’s and a Doctorate degree awarded by Xi’an Jiaotong University.

Ms. Cuimei Zhang has over 20 years of experience in compliance, legal risk management, and investment and financing. Since joining Haier Group, she has served as General Manager of the Group’s Overseas Legal Department, and currently holds the position of Chief Commercial Legal Counsel. She also serves as Chair of the Group’s Legal and Compliance Executive Committee and the Intellectual Property Compliance Executive Committee. Ms. Zhang holds a Master’s degree in Economic Law from Xi’an Jiaotong University.

Mr. Shenglei Zhou has more than 20 years of cross-industry management, strategic planning, and business development experience. He currently serves as Deputy General Manager and Director of Strategic Investment of the CARTech Automotive Business Division at Haier Group, overseeing strategic development of the group’s automotive industry internet platform. Since joining Haier Group in 2005, Mr. Zhou has held various senior positions across the home appliance and smart home sectors, including Regional Sales Representative in Fuzhou, Director of Home Appliance Business at Group Headquarters, and General Manager of provincial branches (Qingdao, Guizhou, Jiangxi), as well as General Manager of the Smart Home Division (Shaohaihui). He holds a Bachelor’s degree in Electrical Engineering from China University of Mining and Technology and an EMBA in Finance from Guanghua School of Management at Peking University.

Mr. Xing Fang boasts nearly 15 years of profound expertise in human resources management, with extensive practical experience accumulated in organizational structure design, talent pipeline development, and compensation and incentive system formulation. Currently serving as the Human Resources Director of CARTech Automotive Business Division at Haier Group, he has overseen the full-cycle development of this business platform from scratch, focusing on establishing a core talent pipeline and systematically constructing performance-oriented incentive mechanisms. Since joining Haier Group in 2011, Mr. Fang has held key positions within the Home Appliance Business Division, including HR leadership roles in the Refrigerator R&D Division, Sales Branch Company, and Air Conditioning Business Division. He has achieved significant results in implementing HR strategies, fostering cross-functional team collaboration, and iterating talent management systems. Mr. Fang graduated from Shandong University of Science and Technology with a Bachelor of Science degree.

Establishment of Compliance Management Committee

The Company hereby announces that the Board has formed a Compliance Management Committee to assist the Board in designing, overseeing and reviewing the Company’s compliance and risk management systems and monitoring the implementation and operation of policies and procedures to manage key risks except financial risks. The Compliance Management Committee is composed of Ms. Cuimei Zhang, Mr. Shenglei Zhou and Mr. Tianruo Pu, with Ms. Cuimei Zhang serving as its chairperson.

Change of Company Secretary

The Company hereby announces that, effective upon the completion of the Share Transfer, Ms. Yaqi Xiang has resigned from her position as the company secretary of the Company (the “Company Secretary”). The Company would like to take the opportunity to express its sincere gratitude to Ms. Xiang for her valuable contribution to the Company during her tenure.

Furthermore, the Company is pleased to announce that, effective upon the completion of the Share Transfer, Ms. Jiesi Wang has been appointed as the Company Secretary. The Board would like to welcome Ms. Wang on her appointment.

By order of the Board
Autohome Inc.
Mr. Chi Liu
Chairman and Chief Executive Officer

Hong Kong, August 27, 2025

As at the date of this announcement, the Board comprises Mr. Chi Liu, Mr. Haishan Liang, Mr. Quan Long, Ms. Cuimei Zhang, Mr. Shenglei Zhou and Mr. Xing Fang as the Directors, and Mr. Junling Liu, Mr. Tianruo Pu, and Dr. Dazong Wang as the independent Directors.

*	For identification purposes only

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